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United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:              Tracie Mariner

Kevin Vaughn

Re:	AEON Biopharma, Inc. Amendment No. 2 to the Registration Statement on Form S-1 Filed November 24, 2023 File No. 333-274094

Ladies and Gentlemen:

On behalf of AEON Biopharma, Inc. (the “Company”), please find below the Company’s responses to Comment 14 of the comment letter to Amendment No. 2 received on December 19, 2023 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”), which the Company is providing in advance of filing an Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”). The Company previously filed a Registration Statement on Form S-1 with the Commission on August 18, 2023 (the “Original Filing”), an Amendment No. 1 to the Original Filing on October 23, 2023 (“Amendment No. 1”), and an Amendment No. 2 to the Original Filing on November 24, 2023 (“Amendment No. 2”). The Company proposes to revise certain disclosure in an Amendment No. 3 as set forth below in response to each of the requests of Comment 14 of the Letter, which, for ease of review, are provided in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

February 27, 2024

AEON Biopharma, Inc. Financial Statements for Fiscal Quarter Ended September 30, 2023, page F-30

14.	Please address the following points related to all amounts reported “on the line” including the amounts depicted in the Accumulated Deficit column in your table on page F-45 in connection with the merger:

(a)	Provide us with an overview of the nature and terms of the forward purchase agreements ("FPAs") and New Money PIPE Subscription Agreements and Letter Agreements ("New Money PIPE").

Response: On June 29, 2023, Priveterra Acquisition Corp. (“Priveterra” or the “SPAC”) entered into the Forward Purchase Agreements, FPA Funding Amount PIPE Subscription Agreements, and the New Money PIPE Subscription Agreements (which the Company refers to collectively as the “FPA Transactions”) with Atalaya and Polar. Priveterra was the primary legal entity that entered into the FPA Transactions and Old AEON was party to the Forward Purchase Agreements. Consummation of all these transactions contemplated by the Business Combination Agreement (collectively, the “Merger”) were contingent on the closing of the Merger (the “Closing”).

Priveterra entered into the FPA Transactions in order to obtain the New Money PIPE Investment for an aggregate of $7.0 million. The New Money PIPE Investment was needed to satisfy minimum cash conditions required by the Business Combination Agreement (the “BCA”), dated as of December 12, 2022 (as amended on April 27, 2023), and listing standards of the NYSE American. While the New Money PIPE Subscription Agreement, FPA Funding Amount PIPE Subscription Agreements and Forward Purchase Agreements represent separate and distinct instruments, the Company does not believe either counterparty would have entered into the New Money PIPE Subscription Agreements without also entering into the others. That is, the Merger was contingent on the FPA Transactions because of the minimum cash conditions and the listing standards and the issuance of the instruments underlying the FPA Transactions were contractually contingent on the Closing. The nature and terms of the FPAs, the New Money PIPE Subscription Agreements, and the Letter Agreements are summarized below.

Forward Purchase Agreements

On June 29, 2023, Priveterra and Old AEON entered into separate FPAs with each of Atalaya and Polar (the “Sellers”). Pursuant to the agreement, the Sellers purchased an aggregate of 6,275,000 shares of Priveterra’s Class A Common Stock (“Priveterra Class A Common Stock”) for aggregate consideration of $66.7 million concurrently with the Closing. The Company never received the $66.7 million of consideration as the Company was simultaneously obligated to make a prepayment amount of $66.7 million (the “Prepayment Amount”) related to our repurchase of the shares under the FPAs. At the Closing, the $66.7 million represented the maximum amount the Company could receive under the FPAs, based on the initial redemption price of $10.63 (the “Reset Price”), subject to adjustment as described below. When the Sellers sell shares of Common Stock pursuant to the FPAs, they are obligated to repay the Company a portion of the sale proceeds equal to the then-current Reset Price. The Sellers retain any amount above the Reset Price. The Reset Price, which subsequently reset to $7.00 per share, resets monthly, and is calculated as the lowest of (a) the then-current Reset Price, (b) $10.63 and (c) the 30-day volume-weighted average price of Common Stock immediately preceding such monthly reset. The monthly resets are subject to a floor of $7.00 per share (the “Reset Price Floor”); however, if during the term of the FPA, the Company sells or issues any shares of Common Stock or securities convertible or exercisable for shares of Common Stock at an effective price of less than the Reset Price, then the Reset Price would immediately reset to the effective price of such offering and the Reset Price Floor would be eliminated.

The Company executed the FPAs as a condition required by the Sellers in order for the Sellers to invest in the New Money PIPE. The FPAs serves as certain downside protection for the Sellers with respect to the New Money PIPE Investment.

February 27, 2024

New Money PIPE Subscription

On June 29, 2023, Priveterra entered into separate subscription agreements (“New Money PIPE Subscription Agreements”) with each of Atalaya and Polar (“New Money PIPE Investors”) for $3.5 million per investor. The Company received access to a total of $7.0 million pursuant to the New Money PIPE, (i) $4.4 million of which came in the form of cash delivered by the Sellers pursuant to the New Money PIPE Subscription Agreements — $3.5 million from Polar and $0.9 million from Atalaya — and (ii) $2.6 million through amounts that remained in the SPAC’s trust account from the shares owned by Atalaya for which redemption rights were waived. Pursuant to the New Money PIPE Subscription Agreements, the New Money PIPE Investors purchased from Priveterra at the Closing an aggregate of 1,000,000 shares of Priveterra Class A Common Stock for a purchase price of $7.00 per share. Additionally, the Company sold 1,000 shares to round lot holders, in order to meet NYSE American listing requirements. Atalaya purchased 236,236 shares from third parties through a broker in the open market prior to the Closing, for which all redemption rights were irrevocably waived. Atalaya held such redeemed shares as freely tradeable shares prior to the Closing (the “Redeemed Shares”), and the proceeds to the Company provided by such Redeemed Shares were netted against the $3.5 million that Atalaya was otherwise obligated to pay the Company under its New Money PIPE Subscription Agreement. Accordingly, Priveterra received $3.5 million from Polar and $0.9 million from Atalaya (net of Redeemed Shares and fees) in connection with the New Money PIPE Subscription Agreements for the issuance of 1,001,000 shares. In other words, $4.4 million was received directly from the Sellers while the other $2.6 million was received at Closing through the Trust account.

Letter Agreements

On June 29, 2023, Priveterra Sponsor, LLC (the “Sponsor”) also entered into separate letter agreements (“Letter Agreements”) with Atalaya and Polar. The Letter Agreements also protect Atalaya and Polar from downside risk in the stock price. In the event the average price per share at which shares of Common Stock purchased pursuant to the New Money PIPE Subscription Agreements that are transferred during the period in the Letter Agreements is less than $7.00 per share, then Atalaya and Polar shall be entitled to receive from Sponsor additional shares of Common Stock.

The Letter Agreements establish a make-whole provision for the New Money PIPE Investors such that in the event the New Money PIPE Investors sell their shares and the sales price of those shares is below a certain threshold, the New Money PIPE Investors will be at least partially made-whole through the transfer of Company shares by the Sponsor, up to a maximum of 400,000 shares.

(b)	As part of your response, tell us the extent to which the each of the items reported “on the line” were part of or specifically referenced in the merger agreements.

Response:

•	Shares Issued as Consideration in the Merger: The shares issued as consideration in the Merger is referenced throughout the BCA including, but not limited to, in Section 2 of the BCA.

•	Merger Consideration – Shares Issued for Interim Convertible Notes related to Committed Financing: Committed Financing Agreements were not specifically referenced in the BCA. However, financing arrangements, such as the Committed Financing Agreements, dated as of January 6, 2023 and amended in June 2023 (the “Committed Financing Agreements”), were referenced in the BCA under “Interim Financing Arrangements” in Section 5.17 and “Financing Arrangements” in Section 1.

February 27, 2024

•	Stock-Compensation for Class B Founder Shares: The BCA includes a definition of the Class B Founder Shares of 6,900,000, and is further referenced in the Sponsor Support Agreement (specifically, the conversion of Class B Founder Shares to Class A common shares), which is included as Exhibit A in the BCA.

•	Forward Purchase Agreements: The FPAs were finalized after execution of the BCA but prior to the Closing and, as such, were not specifically referenced in the BCA. However, financing arrangements, such as the FPA transactions, were referenced in the BCA under “Interim Financing Arrangements” in Section 5.17 and “Financing Arrangements” in Section 1.

•	Issuance of Make-Whole Derivative: The make-whole derivative is included in the Letter Agreements which were finalized after execution of the BCA but prior to the Closing and, as such, was not specifically referenced in the BCA.

•	Shares Issued in New Money PIPE Subscription Agreements: The New Money PIPE Subscription Agreements were entered into concurrently with the FPAs on June 29, 2023, and the shares issued thereunder were issued in connection with the Closing. The New Money PIPE Subscription Agreements were not specifically referenced in the BCA. However, financing arrangements, such as the New Money PIPE Subscription Agreements, are referenced in the BCA under “Financing Arrangements” in Section 1.

•	Shares Issued for Committed Financing: Committed Financing Agreements were not specifically referenced in the BCA. However, financing arrangements, such as the Committed Financing Agreements, were referenced in the BCA under “Interim Financing Arrangements” in Section 5.17 and “Financing Arrangements” in Section 1.

•	Contingent Founder Shares: The BCA includes a definition of the Class B Founder Shares of 6,900,000, which includes the Contingent Founder Shares, and further references to the Sponsor Support Agreement, which describes the contingent nature of 3,450,000 of the Class B Founder shares, and which is included as Exhibit A in the BCA.

•	Acquired IPR&D and Loss on Consolidation of VIE: The acquired IPR&D and loss on consolidation of VIE are specifically components of the purchase accounting, and as such, were not specifically referenced in the BCA.

•	Other Miscellaneous: This includes shares issued to service providers in connection with the Closing, which were not specifically referenced in the BCA.

February 27, 2024

(c)	Provide us with a description and background of all items recorded “on the line”, where specifically they are disclosed in your footnotes, and explain for each how you determined they were contingent on the consummation of the merger such that “on the line” treatment was appropriate.

Response: The Merger was accounted for using the VIE asset acquisition method in accordance with U.S. GAAP. Under this method of accounting, Priveterra was considered to be the accounting acquirer based on the terms of the Merger. Old AEON was determined to be the Predecessor entity. The periods presented in the Company’s financial statements since the Merger closed are those of (1) the Predecessor entity for the period from January 1, 2023 through July 21, 2023 and (2) the Company as Successor for the period from July 22, 2023 through December 31, 2023. The Merger does not occur in either of the periods presented because the Merger is not included the Predecessor entity financials (since Old AEON as Predecessor was not the acquiror) and is not included in the Successor period (since the Closing occurred before the Successor period). Additionally, Priveterra’s financial statements for periods before the Merger are not included.

A vertical black line between the Successor and Predecessor periods has been placed in the condensed consolidated financial statements and in the tables to the notes to the condensed consolidated financial statements to highlight the lack of comparability between these two periods. This presentation resulted in a need for the Company to determine whether transactions are most appropriately reflected in the Predecessor period, Successor period, or on the line, with appropriate disclosure. “On the line” describes those transactions triggered by the consummation of the Merger that are not recognized in the consolidated financial statements of the Predecessor nor the Successor as they are not directly attributable to either period but instead were contingent on the Merger.

The Company acknowledges there is a lack of detailed GAAP guidance on the accounting for items “on the line” and how transactions of an accounting acquirer that is not the predecessor would be presented. In addition to evaluating expenses that took place “on the line”, the Company had to establish an opening balance sheet for the Successor entity. That opening balance sheet needed to include assets, liability and equity of the acquirer, Priveterra, as well as the acquired assets and liabilities of the acquiree. This process is much more complex than a normal “push down” accounting scenario when the blackline generally just represents the basis differences of the same assets and liabilities of the reporting entity.

As such, in determining that certain items should be recorded “on the line” versus the Predecessor or Successor periods, the Company considered the SEC staff’s remarks before the 2014 AICPA Conference on Current SEC and PCAOB Developments published on December 8, 2014. Based on those remarks, the Company interpreted that the SEC staff would not object to the Company determining that “on the line” presentation is most appropriate for transactions that are contingent on the merger, if transparent and disaggregated disclosure of the nature and amount is provided. While the 2014 speech only related to expenses incurred, the Company believes that the speech provides a helpful framework for the Company to evaluate how to report on transactions that would not otherwise be presented in either the Predecessor or Successor period. The Company thought the emphasis in the 2014 speech on clear and transparent disclosure was important even when it would be inappropriate to record transactions in either the Predecessor or Successor periods. For example, the Company believes it would be misleading to present a pre-Merger transaction of Priveterra in the Predecessor period because those transactions did not relate to the operations of Old AEON (the Predecessor) or the Successor. The Company thought it was important to be transparent so investors understood significant transactions affecting the opening balance sheet of the Successor. Ultimately, the Company is focused on ensuring appropriate transparency to its investors for these transactions.

Considering the infrequency of the Merger accounting described above, there is little precedential guidance about applicability of the “on the line” framework. The Company considered an alternative view that would apply the “on the line” guidance to narrowly-identified transactional expenses (e.g. certain charges related to stock compensation and investment bank success fees), but concluded that an accounting policy applied consistently to all transactions that meet the criteria improves the understandability of our financial reports for investors.

February 27, 2024

The Company evaluated all costs and charges that were incurred in connection with the Merger and related financing transactions to determine the appropriate accounting treatment. The Company’s objective was to provide transparency to investors related to these transactions and, as a result, the Company included in its “on the line” disclosure items that were either “on the line” or would have been recognized in Priveterra’s financial statements in the period just before the Merger (i.e. certain items related to Priveterra for the period that is not included in the financial statements presented). The Company included in its disclosure information about transactions that affected each caption within equity (i.e. not only those that would impact earnings). The Company applied a consistent approach to distinguish between transactions that relate to either the Predecessor or Successor periods versus those that were not presented in any period and included in the “on the line” disclosure.

The Company determined that certain transactions were contingent on and directly attributable to the Merger, and as a result, were included in the Company’s “on the line “disclosure on page F-47 of Amendment No. 2. The disclosure is reproduced below with changes reflecting the correction of errors that were identified subject to the filing of the Form 10-Q amendment. Please refer to the disclosure of those errors in the Company’s Current Report on Form 8-K filed on February 16, 2024.

		Common shares	Common stock amount	Subscription Receivable	APIC	Accumulated Deficit
Priveterra closing equity as of July 21, 2023		557,160	$—	$—	$5,937	$(12,897)
Shares issued as consideration in the Merger	Note 1	16,500,000	2	—	192,189	—
Merger Consideration – Shares issued for Interim Convertible Notes related to Committed Financing	Note 6	2,226,182	—	—	24,132	—
Stock-Compensation for Class B Founder Shares	Note 3	6,900,000	1	—	68,972	(68,972)
Forward Purchase Agreements	Note 6	6,275,000	1	(60,710)	66,714	(38,255)
Issuance of Make-Whole derivative	Note 6	—	—	—	—	(427)
Shares issued in New Money PIPE Subscription Agreements	Note 6	1,001,000	—	—	10,844	(6,433)
Shares issued for Committed Financing	Note 6	3,571,429	—	—	38,714	(13,714)
Contingent Founder shares	Note 6	—	—	—	(31,401)	—
Acquired IPR&D and Loss on Consolidation of VIE	Note 3	—	—	—	—	(355,553)
Other Miscellaneous		128,829	—	—	1,397	(1,397)
Total shares of common stock immediately after Merger		37,159,600	$4	$(60,710)	$377,498	$(497,648)

Shares issued as consideration in the Merger

Under the BCA, the Company agreed to acquire all outstanding equity interests of Old AEON for approximately 16,500,000 shares of Common Stock. The issuance of shares was contingent on the Merger because the shares would not have been issued if the Merger had not closed. The fair value of the shares issued was $178.9 million based on the share price at the Closing. The issuance of these shares had no impact on the results of operations for any period. The amount in the table also includes the fair value of stock options recorded as additional purchase consideration of $13.3 million at the Closing. These two items total $192.2 million, which is reflected in the table above.

February 27, 2024

Merger Consideration – Shares Issued for Interim Convertible Notes related to Committed Financing

Pursuant to a committed financing agreement between Priveterra, Old AEON, and each of two investors, Old AEON issued an aggregate of $14 million of interim convertible notes to one of the investors in the first and second quarter of 2023. The notes were subsequently measured at fair value under a fair value option election, with changes in fair value reported in earnings of the Predecessor (Old AEON). Conversion of the notes was contingent and automatically convertible on the Merger, and 2,226,182 shares of Priveterra Class A Common Stock were issued at Closing in settlement of their conversion. The amount reflected “on the line” is disclosing the number of shares and related amount that was issued at the Closing.

Stock-Compensation for Class B Founder Shares

The SPAC Sponsor, prior to Priveterra’s IPO, subscribed for 6,900,000 shares of Priveterra’s Class B common stock (the “Founder Shares”) for a total subscription price of $25,000 (or approximately $0.004 per share) that vested on the Merger occurring (a performance condition). This arrangement was entered into at the inception of the SPAC and not in contemplation of the Merger with AEON. However, this agreement was later modified at the Closing (please see the discussion of Contingent Founder Shares below).

The Company believes these arrangements have a compensatory element as the shares were provided to a service provider for less than fair value. However, the shares ultimately did not vest and the expense was not recognized until the Closing, as awards with these types of performance conditions are not recognized until a merger occurs. The Company disclosed this item as being recorded “on the line” because it was an expense triggered by the Merger. This expense relates to services provided to the pre-Closing SPAC entity (Priveterra) and those services were not provided to the Successor entity (or the Predecessor) and therefore the Company believes the expense could either be presented “on the line” or in the pre-Closing SPAC financial statements. However, under either approach the expense would not be presented in an income statement after the Merger since the pre-Closing SPAC entity’s financial statements for the period from July 1, 2023 through July 23, 2023 are no longer presented. Nevertheless, the Company disclosed this amount to be transparent about the transactions occurring at the pre-Closing SPAC entity that significantly affect the opening balance sheet. The Company also notes that there is diversity in practice, and some do not view Founders Shares as compensatory, in which case there would also be no income statement impact in any period. However, the Company believes its accounting position is more appropriate and disclosures provide transparent information.

The $68.9 million amount was calculated using the grant date fair value of $9.996 multiplied by the 6,900,000 shares that vested upon the Merger.

Forward Purchase Agreements, Shares Issued in New Money PIPE Subscription Agreements and Issuance of Make-Whole Derivative.

Please refer to the Company’s response to Comment 14(a) above for the overview of the FPA Transactions.

February 27, 2024

Priveterra entered into the FPA Transactions in order to obtain the New Money PIPE Investment, an aggregate of $7.0 million for 1,001,000 shares of Priveterra Class A Common Stock at $7.00 per share. The New Money PIPE Investment was needed to satisfy minimum cash conditions required by the BCA and listing standards of the NYSE American. While the New Money PIPE Subscription Agreement, FPA Funding Amount Subscription Agreements and Forward Purchase Agreement represent separate and distinct instruments, the Company does not believe either counterparty would have entered into the New Money PIPE Subscription Agreements without also entering into the others. That is, the minimum cash conditions of the BCA and the listing standards of the NYSE American resulted in the Merger being contingent on the FPA Transactions.

The consummation of the FPA Transactions resulted in a loss on both the Forward Purchase Agreements and the issuance of the shares underlying the Forward Purchase Agreements, each as of the Closing. The consummation of the FPA Transactions resulted in the recognition of a subscription receivable and a derivative liability. The loss on issuance of $38.3 million represents two components. First, it represents the recognition that the subscription receivable would not be received for a period of time (up to two years). Therefore, the subscription receivable that was recorded as contra-equity was discounted and the effect of that discount was a day 1 loss. Second, a loss was recorded for the difference between the fair value of the shares at issuance and the aggregate proceeds the Company expected to receive under the Forward Purchase Agreement. The Company also recognized a loss on the issuance of the New Money PIPE shares of $6.4 million. The cash proceeds per share from the New Money PIPE shares was less than the fair value of the shares at the date of issuance. The investors in the New Money PIPE shares are the same investors/counterparties for the other Forward Purchase Agreements described above. Because the shares were issued at less than fair value and given the other agreements that were negotiated with the same parties, the Company determined it was appropriate to record a loss upon issuance of the New Money PIPE shares.

Next, the Company evaluated where the losses should be recorded in the financial statements. As Priveterra was the primary legal entity that entered into the FPA Transactions and Old AEON was party to the FPA agreements, recognizing these transactions in the Predecessor period was not an option. As the losses were already incurred at the Closing and the shares underlying the FPA Transactions were issued at the Closing and were contractually contingent upon the Closing, the shares issued and related loss resulting from issuance were included in the Company’s “on the line” disclosure. This loss relates to activities of the pre-Closing SPAC entity because it relates to activities required for the Priveterra (the accounting acquirer) to close the transaction (i.e. minimum cash conditions), rather than a capital raising activity of the combined entity. Therefore, the Company believes the expense could either be presented “on the line” or in the pre-Closing SPAC financial statements. However, under either approach the expense would not be presented in an income statement after the Merger since the pre-Closing SPAC entity’s financial statements for the period from July 1, 2023 through July 23, 2023 are no longer presented. Nevertheless, the Company disclosed this loss to be transparent about the transactions occurring at the pre-Closing SPAC entity that significantly affect the opening balance sheet.

In addition, in connection with the issuance of the New Money PIPE shares, a make-whole derivative was executed by the Sponsor, which would compensate Atalaya and Polar to the extent shares are subsequently transferred by Atalaya and Polar at a price below $7.00 per share. The Company determined that the make-whole derivative should be recognized in its financial statements because a shareholder, the Sponsor, entered into an agreement that provided a benefit to the Company. Similar to the FPA Transactions, the make-whole derivative was entered to obtain the New Money PIPE Investment, so it was contingent on the Merger and the Merger was contingent on the issuance of the shares. The Company believes that the investors, Atalaya and Polar, would not have entered into the New Money PIPE Subscription Agreements without the make-whole derivative, as well as the other transactions described above. Accordingly, the Company included the loss equal to the fair value of the derivative at its initial recognition in its “on the line” disclosure.

February 27, 2024

The embedded derivative liability from the Forward Purchase Agreements and the make-whole derivative liability will be subsequently measured at their fair values, with changes in fair value reported in earnings of the Successor.

Shares Issued for Committed Financing

Approximately $25 million was received at the Closing in exchange for an aggregate of 3,571,429 shares of Priveterra Class A Common Stock that were issued under a committed financing agreement between Priveterra, Old AEON, and each of two investors, A1 and Daewoong. The Company recognized a loss of $13.7 million based on the difference between the market price at the Closing and the $7.00 proceeds per share, similar to the New Money PIPE shares explained above. Also similar to the New Money PIPE shares as explained above, these shares issued were contingent on the Merger as Priveterra was not obligated to issue these shares and the investors were not obligated to purchase these shares unless and until the Merger was completed. Additionally, the proceeds were needed to close the Merger for the same reasons the money from the New Money PIPE shares was needed (minimum cash conditions and listing standards). Therefore, the shares and the related loss recognized were reflected “on the line” as they are not directly attributable to either period but instead were contingent on the Merger.

Contingent Founder Shares

Effective immediately at the Merger, 50% of the Founder Shares (the “Contingent Founder Shares”) were modified such that those shares were no longer vested and became subject to the restrictions and forfeiture provisions. The shares had originally been in the scope of Topic 718 (please see the discussion of Founder Shares above). However, because the modification became effective after the Sponsor completed its services and the shares were vested, the shares were subsequently subject to the classification and subsequent measurement of applicable GAAP other than Topic 718. The Company determined that the Contingent Founder Shares should be classified as a liability under Subtopic 815-40 (contracts in an entity’s own equity) at the Closing, with the offsetting entry recognized in APIC. This entry to record the liability and adjust APIC was recorded at the Closing and not during the successor period which started the next day. Therefore, the entry was disclosed as being “on the line” even though there was no income statement impact in order to be transparent about the transaction needed to establish the opening balance sheet. The liability will be subsequently re-measured at fair value, with changes in fair value reported in earnings of the Successor.

Acquired IPR&D and Loss on Consolidation of VIE

In a VIE asset acquisition, there is diversity in practice in how acquired IPR&D is accounted for (which is documented in Big 4 business combination handbooks). One view in practice is that the fair value allocated to the IPR&D is accounted for in accordance with ASC 730 and charged to expense if there is no alternative future use.

February 27, 2024

Additionally, a loss was recognized on the initial consolidation in accordance with paragraph 810-10-30-4 which represents the difference between the fair value of the consideration paid and the VIE’s identifiable assets and liabilities recognized in accordance with Topic 805.

Both the IPR&D and loss recognized on consolidation of the VIE were contingent on the Merger occurring. If the Merger had not closed, no such charges would have been recognized. The Company also considered whether IPR&D should be recognized in the Successor period. The Company considered ASC 730-10-25-2c, which indicates that the cost of intangible assets purchased from others with no alternative use should be recognized at the time the costs are incurred. As the costs were incurred at the Closing, the costs for the IPR&D and the related loss on the consolidation of the VIE was reflected “on the line” at the Closing. Finally, when establishing the opening balance sheet for the Successor, the Company thought including the above charges in the Successor period would be inconsistent with how other transactions that occurred on the Merger were treated when establishing the opening balance sheet.

The Company acknowledges the existence of an alternative view where the IPR&D charge represents research and development of the Successor and mechanically is a “Day 2” write-off the intangible asset acquired rather than an expense. However, the Company also notes that presentation of this type of expense in predecessor/successor income statements is not explicitly addressed in GAAP and therefore believed its presentation and transparent disclosure was appropriate in order to be consistent with the treatment of the other items discussed herein.

Other Miscellaneous

Priveterra issued shares to service providers in connection with the Closing. If the Merger had not closed, no such shares would have been issued.

(d)	For each of the items reported “on the line”, tell us how you determined that reporting these amounts elsewhere, such as on the Statement of Operations of Priveterra, Old AEON, the Predecessor, or the Successor, etc., would have been precluded or was otherwise not appropriate and why. Similarly, if there are any amounts reported “on the line” because they would have been recorded by Priveterra or Old AEON, but not presented in the registration statement, provide an explanation for that as well.

Response: Please refer to the Company’s response to Comment 14(c) above for additional information for each of the items reported “on the line” and why such classification is appropriate.

(e)	Tell us how the negotiations with the PIPE investors progressed in contemplation of the de-SPAC transaction and if any alternative structures were considered.

Response: As the date for the closing of the Merger approached, it was apparent to all parties (Old AEON and the SPAC) that the closing cash condition in the BCA was not likely to be satisfied, in large part due to the approximately 93% redemption level occurring at the SPAC. In an effort to ensure the Company would have funding for its post-closing operations and to enable the closing of the Merger, both Old AEON and the SPAC, with the assistance of their respective financial advisors, engaged in extensive efforts to raise additional capital by any means available. These efforts included outreach to existing investors in Old AEON and the SPAC, as well as extensive outreach to potential third-party investors, in an effort to provide the Company with $50 million of cash post-closing.

February 27, 2024

Working with some of its existing investors, Old AEON was able procure a commitment to raise an additional $20 million, which consisted of the $14 million interim convertible notes received in advance of and converted into common stock at Closing (see Merger Consideration – Shares Issued for Interim Convertible Notes related to Committed Financing in Comment 14(c) above), $1.0 million loan from A1 to Priveterra that was repaid at Closing and $5.0 million equity investment from Daewoong received at Closing (see Shares Issued for Committed Financing in Comment 14(c) above).

Armed with that commitment, the SPAC continued its outreach to a large number of potential investors offering the same terms. Despite several meetings between these potential investors and the Company, the SPAC was unable to identify any additional commitments on these or any other terms.

After that thorough process, Old AEON again approached its existing investors, and A1 agreed to commit a further $20 million equity investment in connection with the Merger (see Shares Issued for Committed Financing in Comment 14(c) above), on the condition (expressed by A1) that the SPAC (i) use any means necessary to procure an additional $10 million of private placements at $7.00 per share, including but not limited to, obtaining placements concurrently with other financing facilities, and (ii) work to reduce SPAC expenses that were impacting the post-closing cash available to fund operations.

The SPAC and its financial advisors exhausted all means to raise additional capital, but ultimately the only funding available was the structure proposed by the Sellers, which included the New Money PIPE for an aggregate of $7.0 million, coupled with the FPAs and Make-Whole Derivatives. Additionally, the SPAC made a meaningful reduction in its expenses. Together with the trust non-redemptions of over $3.0 million, these arrangements resulted in the Company having $50 million of available cash upon the Closing, as had been contemplated in the BCA.

(f)	The 2014 speech referenced in your response letter speaks to expenses incurred. Tell us how you considered the upfront charge on the issued FPAs to be considered an expense subject to the 2014 speech rather than an issuance cost for those instruments.

Response: Issuance costs are specific incremental costs that are directly attributable to a share offering; such costs are typically fees charged by underwriters, attorneys, accountants, and printers. In contrast, the loss that was recognized “on the line” for the FPAs represents the loss incurred when the shares underlying the FPAs were issued at the Closing. As further explained in the Company’s response to Comment 14(c) above, the loss represents the difference between the fair value of the shares issued under the FPAs and the fair value of the amount the Company expected to receive for those shares. It is important to note that difference between the fair values does not represent specific incremental costs incurred for issuing the shares, but rather the entire loss related to the FPAs as measured at the Closing, which was contingent until the shares were issued (i.e. contingent on the Closing). In other words, the difference appeared much higher than costs typically incurred when issuing equity. Further, a portion of the initial accounting related to an embedded derivative liability that is measured at fair value (with changes in earnings) and issuance costs associated with such liabilities are expensed when incurred because transaction costs are not included in a fair value measurement. After evaluating all the facts and circumstances, the Company believes the most appropriate accounting for the difference in fair value (described above) was a charge, rather than a reduction of common stock and APIC. The Company believes that recognizing the loss “on the line”, rather than as an issuance cost, provides a more accurate representation of the transaction and its impact on the financial statements.

February 27, 2024

Also as explained in the Company’s response to Comment 14(c) above, an embedded derivative liability was recognized in connection with the FPAs at fair value. The Company notes that if the loss related to the FPAs was treated as an issuance cost, it would have been recognized as a direct reduction of the shares when issued (contra-equity) or a contingent expense when incurred as transaction costs associated with the embedded derivative liability (i.e. when the shares were issued at the Closing). Even under this alternative view, the contra-equity amount and/or transaction cost expense would be presented “on the line” or in the pre-Closing SPAC financial statements. That is, under either approach the expense would not be presented in an income statement before the Merger since the pre-Closing SPAC’s financial statements for the period from July 1, 2023 through July 23, 2023 are no longer presented and the Company would disclose the contra-equity and/or transaction cost amounts for transparency. Nevertheless, the Company disclosed this loss to be transparent about the transactions occurring at the Predecessor entity that significantly affect the opening balance sheet.

Please see also the Company’s response to Comment 14(h) below, which explains why ongoing gains or losses related to the FPAs are recognized in Successor’s earnings because they represent changes in fair value of the embedded derivative liability that arose after the Closing and do not represent amounts that were contingent on the Closing.

(g)	On page F-44, you state, “In connection with the Merger, the transactions that occurred concurrently with the closing date of the Merger were reflected “on the line”. “On the line” describes those transactions triggered by the consummation of the Merger that are not recognized in the consolidated financial statements of the Predecessor nor the Successor...” The 2014 speech referenced in your response letter speaks solely to expenses incurred. Tell us how you contemplated this distinction in your assessment of "on the line" treatment.

Response: As discussed in the Company’s response to Comment 14(c) above, the Company considered that while the 2014 speech only related to expenses incurred, the Company believes that the speech provides a helpful framework for the Company to evaluate how to report on transactions that would not otherwise be presented in either the Predecessor or Successor period. Importantly, the Company thought the emphasis in the 2014 speech on clear and transparent disclosure was important even when it would be inappropriate to record transactions in either the Predecessor or Successor periods. For example, the Company believes it would be misleading to present a pre-Merger transaction of Priveterra in the predecessor period because those transactions did not relate to the operations of Old AEON or the Successor. The Company thought it was important to be transparent so that investors understand significant transactions affecting the opening balance sheet. Ultimately, the Company is focused on ensuring appropriate transparency to its investors for these transactions.

(h)	As part of your accounting determination, tell us how you considered that there is an ongoing mark to market gain or loss to be reported in the Successor’s statement of operations associated with several of these instruments versus a one-time expense contingent on the consummation of the change-in-control event (e.g., investment bank success fees).

Response: After the Merger, the following instruments represent liabilities that are measured at fair value at the end of each subsequent reporting period, with changes in fair value reported in the Successor’s statement of operations. Those changes in fair value do not represent one-time expenses that are contingent on the consummation of the Merger because they are the result of changes in fair value of these instruments after the Merger, so are not contingent on the Merger. The one-time expenses and losses related to these instruments that were contingent on the Merger were recognized as described in the Company’s response to Comment 14(c) above, also summarized below.

February 27, 2024

•	Embedded Derivative Liability Related to the FPAs: The fair value of the embedded derivative liability at the Closing was included as part of determining the loss related to the FPAs that was contingent on the shares being issued (which issuance was contingent on the Closing).

Make-whole Derivative Liability: The fair value of the make-whole derivative liability at the Closing was included in the “on the line” disclosure as a loss that was contingent on the related shares being issued (which issuance was contingent on the Merger).

•	Contingent Founder Shares: Compensation expense related to the Founder Shares was not recognized until the Merger and was disclosed as being recorded “on the line” because it was triggered by the Merger. Effective immediately at the Closing, the Contingent Founder Shares were modified in a modification that resulted in the Contingent Founder Shares being classified as a liability under Topic 815-40 Contracts in Entity’s Own Equity upon the Closing, with the offsetting entry recognized in APIC.

•	Contingent Consideration: The fair value of the contingent consideration was included in the purchase consideration for Old AEON consistent with an analogy to ASC 805 when accounting for a VIE asset acquisition (this view is documented in multiple Big 4 business combination accounting guides).

(i)	Tell us how much cash you received in connection with the New Money PIPE that was available for your use.

Response: The Company received access to a total of $7.0 million pursuant to the New Money PIPE, $4.4 million of which came in the form of cash delivered by the Sellers pursuant to the New Money PIPE Subscription Agreements — $3.5 million from Polar and $0.9 million from Atalaya— and $2.6 million through amounts that remained in the SPAC’s trust account from the shares owned by Atalaya for which redemption rights were waived. While Atalaya was responsible for delivering $3.5 million, their cash contribution was net of any Redeemed Shares and fees. “Redeemed Shares" refers to 236,236 shares of Priveterra Class A Common Stock purchased by Atalaya from third parties through a broker in the open market prior to the Closing, for which all redemption rights were irrevocably waived (that is, the Redeemed Shares were not redeemed). Atalaya held such Redeemed Shares as freely tradeable shares prior to the Closing, and the associated proceeds that remained in the SPAC’s trust account through the Closing to the benefit of the Company were netted against the $3.5 million that Atalaya was otherwise obligated to pay the Company under its New Money PIPE Subscription Agreement. In other words, $4.4 million was received directly from the Sellers while the other $2.6 million was received at Closing through the Trust account.

(j)	Tell us what the cash received in connection with the New Money PIPE will be used for.

Response: The cash received from the New Money PIPE will be used to fund operations of the Company. The Company notes that the New Money PIPE Investment was needed to satisfy minimum cash conditions required by the BCA and listing standards of the NYSE American.

February 27, 2024

(k)	Tell us what the future expected cash proceeds from the FPA and Subscription agreements were as of inception, September 30, 2023, and the current date.

Response: The difference between the subscription receivable and fair value of the forward purchase derivative agreement asset represents the future expected cash proceeds from the FPAs and New Money PIPE Subscription Agreements. These values were $28.5 million and $13.0 million as of July 21, 2023 and September 30, 2023, respectively. We are still finalizing our valuation model results for December 31, 2023.

(l)	Tell us what the future cash expected to be received from the FPA and Subscription agreements will be used for.

Response: The cash received from the New Money PIPE will be used to fund the operations of the Company.

(m)	Provide the calculations of Stock-compensation for Class B Founder Shares in the amounts of $(34,362,000) included in the Accumulated Deficit column presented in the table on page F-45.

Response: Please refer to the Company’s response for Comment 14(c), sub-section titled “Stock-Compensation for Class B Founder Shares.”

(n)	14. As part of your response, tell us how you considered the accounting literature applicable to reporting each acquired IPR&D and loss on consolidation in determining that “on the line” treatment was appropriate.

Response: Please refer to the Company’s response for Comment 14(c), sub-section titled “Acquired IPR&D and Loss on Consolidation of VIE.”

(o)	Regarding the FPAs, on page F-53, you state, “...the initial value of the derivative of $32.3 million and the loss on issuance of $6.0 million recorded as a loss “on the line” in the Successor’s opening accumulated deficit." Tell us and revise to clearly explain the difference between initial valuation and loss on issuance. Explain how these amounts were separately valued.

Response: As discussed above in Comment 14(c), the subscription receivable of $66.7 million was recorded on the condensed consolidated balance sheets at present value of $60.7 million, with the $6.0 million being recorded to loss and reflected “on the line” at the Closing. In other words, the $6.0 million loss represents the recognition that the subscription receivable would not be received for a period of time (up to two years) and the effect of discounting was a day 1 loss. Because the amount to be received is a function of the amount the shares are sold by Polar and Atalaya and the then prevailing Reset Price, the proceeds the Company may receive in the future are variable. Therefore, the initial value of the derivative of $32.3 million represents the difference between the subscription receivable, which is the maximum amount the Company could receive, and the expected proceeds anticipated based on the use of a Monte Carlo valuation model. The combination of the $6.0 million loss and the $32.3 million loss represents the loss recorded “on the line” at Closing.

In other words, 6,275,000 shares were issued upon the Closing, pursuant to the FPA Funding Amount PIPE Subscription Agreements. These shares were recorded at fair value of $66.7 million. The Company did not receive cash proceeds at the time of the issuance of the shares, and therefore, recorded a subscription receivable for such amount. Since the subscription receivable is not due for two years, it was recorded at fair value of $60.7 million, and $6.0 million was reflected “on the line” within accumulated deficit to reflect the loss. The ultimate amount the Company will receive from issuance of shares is subject to certain adjustments. As such, the Company recorded a derivative liability to capture the impact of such adjustments of $32.3 million at Closing. Ultimately, the Company recorded a charge for the difference for the fair value of the shares issued and the amount the Company expected to receive, and the charge was recorded “on the line” for the reasons stated above.

February 27, 2024

(p)	On page F-54, you state, "The Company recorded a loss of $13.7 million on the line in the Successor’s opening accumulated deficit related to issuance of common shares underlying the Committed Financing Agreements equal to the market price of the stock on the Closing Date less the purchase price of $7.00 per share." Explain the difference between the $13,700,000 and the $36,097,000 reported in your table on page F-45 for Shares issued for Committed Financing. Given the Committed Financing was originally for $20 million of interim convertible notes, tell us and revise to clearly explain the reasons for the loss or expense recorded of $36,097,000 or $13,700,000. Identify what this loss or expense represents and how this amount was triggered by or is in connection with the merger itself. Also, tell us and revise to disclose how the $61,097,000 increase to Additional Paid in Capital in your table on page F-45 was calculated.

Response: The table on page F-45 of Amendment No. 2 will be revised for the correction of errors that were identified subject to the filing of the Form 10-Q for the period ended September 30, 2023. Please see the Company’s disclosure of those errors in the Company’s Current Report on Form 8-K filed on February 16, 2024. The following discussion incorporates the correction of those errors. Please also see the Company’s response to Comment 14(c) above where a revised “on the line” table is presented. The Company entered into a committed financing agreement between Old AEON, and each of two investors, A1 and Daewoong, and Priveterra was party to such agreements, in order to issue up to $20 million of convertible notes, of which Old AEON issued an aggregate of $14 million of interim convertible notes in advance of the Closing, in the first and second quarter of 2023. Consistent with all notes issued prior to the Closing, the notes were subsequently measured at fair value under a fair value option election, with changes in fair value reported in earnings in the Predecessor period. Conversion of the notes was contingent on the Merger, and 2,226,182 shares of Priveterra Class A Common Stock were issued at the Closing in settlement of their conversion. The issuance of these shares and related amounts are now presented separately in the “on the line” table as presented in the Company’s response to Comment 14(c) above.

Additionally, approximately $25 million was received at Closing in exchange for an aggregate 3,571,429 Priveterra Class A Common Stock that were issued under a committed financing agreement between Priveterra, Old AEON, and those investors. The shares were issued at a price below market, so an analysis was performed by the Company to determine whether unstated rights or privileges were provided to the investors. The Company concluded that the 3,571,429 shares should be valued at the market price on the issuance date of the shares, which was also the price at the Closing, and equates to $38.7 million. The difference between the fair value of the shares and the proceeds received is reflective of unstated rights and privileges provided to the investor. Accordingly, the Company recognized “on the line” a loss of $13.7 million related to the 3,571,429 shares, based on the difference between the market price at the Closing and the $7.00 in proceeds per share, similar to the New Money PIPE shares explained above. Similar to the New Money PIPE shares, explained above, these shares issued were contingent on the Merger, since Priveterra was not obligated to issue these shares and the investors were not obligated to purchase these shares unless and until the Merger was completed. Additionally, the proceeds were needed to close the Merger for the same reasons the money from the New Money PIPE shares were needed (minimum cash conditions and listing standards), so the shares and the related loss recognized were reflected “on the line.”

February 27, 2024

(q)	Tell us the extent to which the classification of any of the items reported “on the line” would affect your ability to meet listing requirements, debt covenants, management compensatory targets, other contractual requirements, or other significant targets.

Response: The classification of the items reported “on the line” would not impact listing requirements, debt covenants, management compensatory targets, other contractual requirements, or other significant targets.

* * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	(via email)
Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.
Alex Wilson, Esq., Executive Vice President, Chief Legal Officer, AEON Biopharma, Inc.
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Eric Hanzich, Esq., Latham & Watkins LLP